UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment NO. __)*

                   Under the Securities Exchange Act of 1934

                        Factory Stores of America, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   0003030691
                                 (CUSIP Number)

                                 John W. Gildea
                           Gildea Management Company
                             115 East Putnam Avenue
                              Greenwich, CT 06830
                                 (203) 661-6945
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 29, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all ex ibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                             Exhibit Index: Page 12
                              Page 1 of 172 Pages


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CUSIP No. 0003030691            SCHEDULE 13D               Page 2 of 172 Pages


- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON1
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John W. Gildea
- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)


                                                                         (b)


- -------------------------------------------------------------------------------
3      SEC USE ONLY

- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       PF2
- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
                                                                           /__/

- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
- -------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
                                3,000
NUMBER OF       ---------------------------------------------------------------
SHARES            8        SHARED VOTING POWER
BENEFICIALLY                    -0-
OWNED BY        ---------------------------------------------------------------
EACH              9        SOLE DISPOSITIVE POWER
REPORTING                       114,111
PERSON WITH     ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                                746,666
- -------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              860,777 Shares
- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES|_|
                                                                           /__/
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.79%
- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
- -------------------------------------------------------------------------------

         1 Filing jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.

         2 Mr. Gildea used personal funds to purchase the 3,000 shares which are beneficially owned by him and to purchase the right to acquire the additional 111,111 shares which may be beneficially owned by him. The right to acquire the balance of the shares, or 746,666 shares, was purchased by Network Fund, III, Ltd., with its working capital.

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CUSIP No. 0003030691           SCHEDULE 13D                 Page 3 of 172 Pages




- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON1
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Network Fund III, Ltd.
- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           /__/  (a)

                                                                 /__/   (b)

- -------------------------------------------------------------------------------
3      SEC USE ONLY

- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
                                                                        /__/

- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands, B.W.I.
- -------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                               -0-
NUMBER OF        --------------------------------------------------------------
SHARES              8     SHARED VOTING POWER
BENEFICIALLY                   -0-
OWNED BY EACH    --------------------------------------------------------------
REPORTING           9     SOLE DISPOSITIVE POWER
PERSON WITH                    -0-
                 --------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                               746,666
- -------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              746,666 Shares
- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           /__/
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.94 %
- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON1
       CO
- -------------------------------------------------------------------------------


       1 Filing jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.



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CUSIP No. 0003030691              SCHEDULE 13D              Page 4 of 172 Pages



Item 1.  Security and Issuer.

This Statement on Schedule 13D (the "Schedule 13D) relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Factory Stores of America, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 230 N. Equity Drive, Smithfeild, North Carolina 27577.

Item 2.  Identity and Background.

This Schedule 13D is filed jointly on behalf of John W. Gildea, a United States citizen ("Gildea"), and Network Fund III, Ltd., a Cayman Islands exempted company ("Network"), pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                  Gildea is a managing director of Gildea Management Company, a Delaware corporation ("GM"). Gildea, as a director and Chairman of Network and as a managing director of GM, which has the power to dispose of the right to acquire up to 746,666 shares of Common Stock which Network may be deemed to own beneficially (the "Network Shares"), by virtue of an Investment Advisory Agreement, dated February 26, 1996 between GM and Network, a copy of which is attached hereto as Exhibit 2, may be deemed to share any beneficial ownership of the Network Shares with Network. Gildea has the sole power to vote or to direct the voting, and the sole right to dispose or direct the disposition, of 3,000 shares of Common Stock beneficially owned by him, and the sole power to dispose of the right to acquire up to an aggregate of 111,111 shares of Common Stock (collectively the "Gildea Shares") in his individual capacity. Network disclaims any beneficial ownership of the Gildea Shares. Network's principal business is investing in securities and other financial instruments of issuers located principally in the United States. The principal business address and the principal office address of Network is P.O. Box 219, Butterfield House, Grand Cayman, Cayman Islands, B.W.I. Gildea's principal business is managing the investments of various entities in issuers located principally in the United States. Gildea's principal business address is 115 East Putnam Avenue, Greenwich, CT 06830.

                  The name, business address, citizenship and present principal occupation of each director and executive officer of Network are set forth on
Schedule I hereto. This Schedule 13D does not report the sole right of William
P. O'Donnell, a Managing Director of GM and a Director of Network, to dispose or direct the disposition of the right to acquire up to 11,111 shares of Common Stock. Each of Gildea and Network disclaim beneficial ownership of all such 11,111 shares.

                  None of Network, Gildea or, to the best knowledge of either of them, any of the persons listed on Schedule I hereto has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.






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CUSIP No. 0003030691             SCHEDULE 13D               Page 5 of 172 Pages


Item 3.  Source and Amount of Funds or Other Consideration.

                  Network purchased from the Company (i) an Exchangeable Subordinated Note, dated April 3, 1996, payable to Network in a principal amount of $5,000,000, a copy of which is attached hereto as Exhibit 3 for $5,000,000 and (ii) an Exchangeable Subordinated Note, dated April 29, 1996, payable to Network in a principal amount of $1,720,000, a copy of which is attached hereto as Exhibit 4 for $1,720,000 (collectively, the "Network Exchangeable Notes"), pursuant to a Note Purchase Agreement dated April 2, 1996 (the "Note Purchase Agreement"), by and among the Company, Blackacre Bridge Capital, L.L.C., a Delaware limited liability company ("Blackacre") and GM, a copy of which is attached hereto as Exhibit 5. All funds required to purchase the Network Exchangeable Notes were obtained from Network's working capital.

                  Gildea purchased from the Company an Exchangeable Subordinated Note, dated April 3, 1996, payable to Gildea in a principal amount of $1,000,000 (the "Gildea Exchangeable Note") for $1,000,000, a copy of which is attached hereto as Exhibit 6, pursuant to the Note Purchase Agreement. Gildea purchased the Gildea Exchangeable Note in cash obtained solely from his personal funds.

                  The Network Exchangeable Notes and the Gildea Exchangeable Note are hereinafter sometimes collectively referred to as the "Notes".

                  Gildea purchased an aggregate of 3,000 Gildea Shares for which he has sole voting and dispositive power for cash in aggregate amount of $44,430 obtained solely from his personal funds.

                  The Network Exchangeable Notes and the Gildea Exchangeable Note are each convertible from and after the occurrence of a Conversion Right Triggering Event at the option of the holder of each Note in whole or in part into a number of fully paid and non-assessable shares of Common Stock equal to the ratio of: (1) the principal amount of each Note or the portion thereof to be converted to (ii) the Conversion Price in effect on the conversion date, in each case on the terms and subject to the conditions set forth in the Notes. The Notes define a Conversion Right Triggering Event as one of the following events: (i) the effective date for the Certificate of Designation or the consummation of the exchange of the Notes for shares of preferred stock shall not have occurred for any reason on or prior to November 1, 1996, (ii) an Event of Default (as defined in the Note) shall have occurred and be continuing and
(iii) a Change of Control Event (as defined in the Note) shall have occurred. The Notes provide that the Conversion Price shall initially be $9.00 per share of Common Stock, as such Conversion Price may be and adjusted from time to time in accordance with the terms of the Notes. Assuming a Conversion Price of $9.00 per share, upon the occurrence of a Conversion Right Triggering Event, the (i) Network Exchangeable Notes would be convertible at the option of Network into up to 746,666 shares of Common Stock and (ii) the Gildea Exchangeable Note would be convertible at the option of Gildea into up to 111,111 shares of Common Stock.

                  Alternatively, subject to fulfillment of certain conditions set forth in the Notes (including, without limitation, the effectiveness of the Certificate of Designation, Preferences and Rights in the form attached as
Exhibit 2.1(b) to the Note Purchase Agreement, the "Certificate of Designation") the Notes (to the extent not earlier converted) may be mandatorily exchangeable for shares of preferred stock of the Company, which preferred stock will in turn be convertible at the option of the holder thereof into shares of Common Stock.


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CUSIP No. 0003030691             SCHEDULE 13D            PPage 6 of 172 Pages


                  Pursuant to the terms of the Note Purchase Agreement, the Company has agreed to issue and sell to designees of GM and Blackacre (which could include Network and Gildea), and GM and Blackacre have agreed to cause such designees to purchase from the Company up to an additional $5 million principal amount of exchangeable subordinated notes upon the terms and subject to the conditions set forth in the Note Purchase Agreement.

                  Reference is made to Exhibits 3-6 hereto for a complete description of the terms of the Note Purchase Agreement and the Notes.



Item 4.  Purpose of Transaction.

                  Gildea intends to hold the 3,000 Gildea Shares for which he has sole voting and dispositive power for investment.

                  Network acquired the Network Exchangeable Notes and thereby the right to acquire the Network Shares, and Gildea acquired the Gildea Exchangeable Note and thereby the right to acquire up to 111,111 of the Gildea Shares, pursuant to the terms of the Note Purchase Agreement and each of Network and Gildea intend to hold the Network Exchangeable Notes and the Gildea Exchangeable Notes and any shares of Common Stock obtained by them upon the conversion of any such Note in whole or in part for investment.

                  The Company has agreed in the Note Purchase Agreement to file a registration statement with the Securities and Exchange Commission registering the resale of any shares of preferred stock and the shares of Common Stock issuable on any conversion of the Notes and any preferred stock. The Company also agreed to cause such shares of Common Stock to be approved for listing on the New York Stock Exchange upon official notice of issuance.

                  The Company has agreed in the Note Purchase Agreement to take or cause to be taken all action necessary to nominate a representative of GM and Blackacre (the "Board Representative") for election to the Company's Board of Directors, and to include the Board Representative in the slate of nominees for election as directors of the Company in the proxy statement for the next annual meeting of shareholders of the Company and to continue to cause the Board Representative to be nominated for election and re-election to the Company's Board of Directors for so long as GM and its affiliate beneficially own in the aggregate at least 5% of the issued and outstanding Common Stock of Borrower or securities convertible into or exercisable for an aggregate of at least 5% of the issued and outstanding Common Stock (including the Notes). Glidea is presently a Director of the Company and the Board Representative. Except as specifically set forth in this Schedule 13D, neither Network nor Gildea has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although either of them may develop such plans or proposals.

                  Network and Gildea intend to review on a continuing basis their investments in the Company. As of the date of this Schedule 13D, except as specially set forth in this Schedule 13D, no determination has been made by Network or Gildea to acquire additional shares of Common Stock or securities convertible into or exercisable for shares of Common Stock or dispose of any shares of Common Stock or securities convertible into or exercisable for shares of Common Stock now held by them, although either of them may decide to so acquire or dispose of shares of Common Stock or

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CUSIP No. 0003030691            SCHEDULE 13D                Page 7 of 172 Pages


securities convertible into or exercisable for shares of Common Stock . Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.


Item 5.  Interest in Securities of the Issuer.

                  (a) and (b). The aggregate percentage of shares of Common Stock reported which may be deemed beneficially owned by Network and Gildea is based upon the 11,814,975 shares of Common Stock outstanding as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995. This Schedule 13D does not report 4,000 shares of Common Stock held by Gildea's spouse as custodian for Gildea's children. Each of Network and Gildea disclaims beneficial ownership of all such 4,000 shares.

         (a) (i) Network may be deemed to be the direct beneficial owner of the 746,666 Network Shares which are issuable upon the conversion of the entire principal amount of the Network Exchangeable Notes. Gildea may be deemed to be the indirect, beneficial owner of the 746,666 Network Shares. The 746,666 Network Shares represent approximately 5.94% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).

                  (ii) The 3,000 Gildea Shares beneficially owned by Gildea, the 746,666 Network Shares that Gildea may be deemed to indirectly own beneficially and the 111,111 remaining Gildea Shares which are issuable upon the conversion of the entire principal amount of the Gildea Exchangeable Note that Gildea may be deemed to be the direct beneficial owner of represent in the aggregate approximately 6.79% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).

         (b)       (1)     Network and Gildea may be deemed to share the power
                           to dispose of or direct the disposition of the right to acquire the Network Shares upon the conversion of the Network Exchangeable Notes.

                  (ii) Gildea has sole power to vote or to direct the voting, and the sole right to dispose or to direct the disposition, of 3,000 of the Gildea Shares. Gildea may be deemed to have the sole power to dispose of or direct the disposition of the right to acquire the remaining 111,111 Gildea Shares upon the conversion of the Gildea Exchangeable Note.

         (c) Except as set forth in this Schedule 13D, none of Network, Gildea or, to the best knowledge of Network or Gildea, any person named on Schedule I hereto owns any shares of Common Stock, and none has purchased or sold any shares of Common Stock during the past 60 days.

         (d) Except as set forth in this Schedule 13D, no person is known by Network or Gildea to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Network Shares or the Gildea Shares beneficially owned by Network or Gildea.


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CUSIP No. 0003030691             SCHEDULE 13D               Page 8 of 172 Pages


         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

         1.       Joint Filing Agreement, dated April 30, 1996

         2. Investment Advisory Agreement, dated February 26, 1996, by and between GM and Network

         3. Note Purchase Agreement, dated April 2, 1996, by and among the Company, Blackacre Bridge Capital, L.L.C. and GM

         4. Exchangeable Subordinated Note dated April 3, 1996 made by the Company in favor of Network

         5. Exchangeable Subordinated Note dated April 29, 1996 made by the Company in favor of Network

         6. Exchangeable Subordinated Note dated April 3, 1996 made by the Company in favor of Gildea

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CUSIP No. 0003030691                SCHEDULE 13D            Page 9 of 172 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1996

                                        NETWORK FUND III, LTD.



                                        By:   /s/ John W. Gildea
                                           -------------------------------
                                              Name:   John W. Gildea
                                              Title:  Chairman



                                             /s/  John W. Gildea
                                           -------------------------------
                                                  John W. Gildea






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CUSIP No. 0003030691             SCHEDULE 13D              Page 10 of 172 Pages


                                   SCHEDULE I

Reporting Person:                   Network Fund III, Ltd.
                                    P.O. Box 219 Butterfield House
                                    Grand Cayman, Cayman Islands, B.W.I.

Executive Officers, Directors and Controlling Person:

Name:                               John W. Gildea
Positions:                          Director and Chairman
Principal Occupation
and Employment;
Business Address:                   Managing Director of Gildea Management
                                    Company, a Delaware corporation ("GM"); the business address of GM and Mr. Gildea is:
                                    115 Putnam Avenue, Greenwich, CT 06803.


         By virtue of being Managing Director of GM which under its Investment Advisory Agreement with Network (see Exhibit 2) has the power to dispose of any of the Network Shares which may be held by Network, and the Chairman of Network, Mr. Gildea may be deemed to be a controlling person of Network.


Name:                               William P. O'Donnell
Positions:                          Director and Managing Director
Principal Occupation
and Employment;                     Managing Director of Gildea
                                      Management Company
Business Address:                   115 Putnam Avenue
                                    Greenwich, CT  06803
Citizenship:                        USA

Name:                               Peter Arthur Neil Bailey
Position:                           Director
Principal Occupation
and Employment;
Business Address:                   Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of
                                    Coopers & Lybrand International, a limited
                                    liability association incorporated in
                                    Switzerland; business address: La Motte
                                    Chambers, La Motte Street, St. Heiler,
                                    Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship:                        U.K.



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CUSIP No. 0003030691              SCHEDULE 13D              Page 11 of 172 Pages



Name:                               Geoffrey William Fisher
Position:                           Director
Principal Occupation
and Employment;
Business Address:                   Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of
                                    Coopers & Lybrand International, a limited
                                    liability association incorporated in
                                    Switzerland; business address: La Motte
                                    Chambers, La Motte Street, St. Heiler,
                                    Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship:                        U.K.

Name:                               Michael David de Figueiredo
Position:                           Director
Principal Occupation
and Employment;
Business Address:                   Director of Abacus (CI) Limited, a member
                                    of Coopers & Lybrand International, a
                                    limited liability association incorporated
                                    in Switzerland; business address: La Motte
                                    Chambers, La Motte Street, St. Heiler,
                                    Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship:                        U.K.


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CUSIP No. 0003030691               SCHEDULE 13D            Page 12 of 172 Pages


                                 EXHIBIT INDEX


                                                                         Page
Exhibit                                                                 Number


1.       Joint Filing Agreement, dated April 30, 1996                     14


2.       Investment Advisory Agreement, dated Febraury 26, 1996,          16
         by and between GM and Network


3.       Note Purchase Agreement, dated April 2, 1996, by and             22
         among the Company, Blackacre Bridge Capital, L.L.C.
         and GM


4.       Exchangeable Subordinated Note dated April 3, 1996 made          94
         by the Company in favor of Network


5.       Exchangeable Subordinated Note dated April 29, 1996 made        120
         by the Company in favor of Network

6.       Exchangeable Subordinated Note dated April 3, 1996 made         146
         by the Company in favor of Gildea




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                            EXHIBIT 1





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                            EXHIBIT 2





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                            EXHIBIT 3


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                            EXHIBIT 4


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                            EXHIBIT 5


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                            EXHIBIT 6


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